Exhibit 23.1

To Whom It May Concern:

We hereby consent to the use in the Registration Statement of Arma Services, Inc. on Amendment No. 1 to Form S-1 of our Report of Independent Registered Public Accounting Firm, dated December 22, 2014 on the balance sheet of Arma Services, Inc. as of October 31, 2014 and the related statements of operations, changes in stockholder’s equity and cash flows for the period from September 2, 2014 (Inception) to October 31, 2014 which appear in such Registration Statement.

We also consent to the references to us under the headings “Experts” in such Registration Statement.

Very truly yours,

Cutler & Co. LLC

Wheat Ridge, (formerly Arvada), Colorado

July 27, 2015